ISSUER FREE WRITING PROSPECTUS
Dated April 22, 2013
Filed Pursuant to Rule 433
Registration No. 333-182971

AMERICAN REALTY CAPITAL PROPERTIES, INC.
FREE WRITING PROSPECTUS

American Realty Capital Properties, Inc. (the “Company”) filed a registration statement on Form S-3 (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and other documents that the Company has filed with the SEC for more complete information about the Company and its offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.

The prospectus, dated January 22, 2013, and supplements thereto, are available on the SEC Web site at:
http://www.sec.gov/Archives/edgar/data/1507385/000114420413003387/v331630_424b5.htm#tAP.

Alternatively, the Company or any underwriter participating in the offering will arrange to send you the prospectus and/or supplements thereto if you request them by calling toll-free 1-877-373-2522.

On April 19, 2013, Nicholas S. Schorsch, the Company’s Chairman and CEO, appeared in a video segment for GlobeSt.com.

A video of the interview was posted on the Company’s website and can be viewed at http://www.arcpreit.com. A screen shot of the video on the Company’s website is attached as Annex A. A transcript of the video is attached as Annex B.

Annex A

American Realty Capital Properties

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Unique Net Lease Company Paying Monthly Dividends

American Realty Capital Properties (NASDAQ: ARCP) is a leading real estate investment trust ("REIT") that acquires, owns and operates single-tenant, freestanding commercial real estate properties. Our high-quality property portfolio is leased to corporate tenants. These tenants are primarily investment grade rated,[1] occupying properties located at the corner of "Main & Main" and in other strategic locations. Unlike other net lease REITs, ARCP focuses on acquiring both mid-term and long-term leases, which provide for both income generation and "outsized" growth potential over the longer term. Our investment strategy emphasizes durable income delivered through dependable monthly dividends.[2] **Learn More ›**

INVESTORS PORTFOLIO DIVIDENDS

Latest Updates & News

Latest Updates | Latest News | Press Releases

CEO, Nicholas Schorsch, on GlobeSt.com[3]
Play Video ›

NEW: ARCP Q42012 & Subsequent Events Stockholder Letter **Read More›**

NEW: ARCP 2/28/2013 Fact Sheet **Read More›**

Strength for Strength Merger: ARCP and CCPT III **Read Presentation›**

Read All Updates & News ›

Stock Quote: ARCP $16.63 ▲$ 0.23 As Of 4/19/2013 12:00 AM

(1) "Investment grade" is a determination made by major credit rating agencies, and "credit-worthy" tenants are as determined by us based on our own understanding of the tenant's financial condition after employing our underwriting procedures.

(2) Dividends are not guaranteed. We may not be able to pay or maintain dividends and they are subject to change at any time.

American Realty Capital Properties

American Realty Capital Properties, Inc.
405 Park Avenue, 12th Floor
New York, New York 10022
T 212-415-6005

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Annex B

GlobeSt.com

“American Realty After the Tug of War”

Nicholas Schorsch and John Salustri

April 19, 2013

John Salustri: Hi, I’m John Salustri, Content Director for ALM’s Real Estate Media Group, but I’m here with an old friend, Nick Schorsch, Chairman and CEO of American Realty Capital. Nick, good to see you.

Nicholas Schorsch: Good to see you.

John Salustri: You’ve been in the news lately, a lot. So, you and Tom Roberts playing bocce again?

Nicholas Schorsch: No, no. You mean with the latest- the Cole thing.

John Salustri: The Cole thing.

Nicholas Schorsch: Well, let me tell you, the situation for us is we’re now out of the transaction. We had to withdraw our offer. We felt it was the right thing to do. We made a very firm and full offer. It was a fully banked $9.7 billion deal, which we think was really good for their shareholders, as well as ours. It would have created the largest net lease REIT in the- on the planet, I guess-

John Salustri: Right, yeah.

Nicholas Schorsch: With about $14 billion of assets but, quite honestly, after two rebuttals, or rebuffing of our offer-

John Salustri: Right.

Nicholas Schorsch: We are in a position now where we’re going ahead with our acquisition strategy. Our business is incredibly strong. We’re looking for other M&A trades, as well as a very robust pipeline. As a matter of fact, today we just announced another $14 million of acquisitions, so business is great.

John Salustri: Excellent. And, other than that, I mean, with those deals that you’re talking about, with other mergers that you’ve been doing, you guys have been so active. Last month you rang the bell.

Nicholas Schorsch: Yes.

John Salustri: Properties and Trust merged. Talk to us about what’s happening with that, now that the smoke is starting to clear.

Nicholas Schorsch: Well, the nice thing is that the company is trading really well. Our stock is up about 25% in the last 30 days.

John Salustri: Really nice.

Nicholas Schorsch: So we’ve also been able to raise our dividend after the merger, so since March 1st we’ve announced one dividend hike of a penny a share per year, so we’re up to about $.91, and we’re really feeling good about where the future is. But the pipeline is really the amazing part. Our pipeline is incredibly robust, caps rates are pretty flat, and we’ve got the ability to continue to acquire organically as well as do additional strategic mergers and other portfolio acquisitions. So, it’s all good.

John Salustri: Good. And, last question: The structure has become large. You’re now sitting on a really sizeable company. When you and I first met it was ages ago. Talk about the relationship between the publicly traded and non-traded, and how they play nicely together.

Nicholas Schorsch: Well, the traded REITs are- as a public company, it’s a much lower cost to capital. So, as you can see, by merging the companies together the market really gets a huge benefit, the company gets a huge benefit from size, lower cost to capital, investment grade, you know, balance sheets, lower leverage, and access to a lot of capital.

John Salustri: Right.

Nicholas Schorsch: But the non-traded REIT is deploying blind pool capital, so we’re acquiring a lot of new assets. We have a slightly higher cost to capital, but our investor is looking for a longer period of hold and then a liquidity event. So the combination, the marriage, between the traded and the non-traded which are both on our platform- we manage multi-billion dollar non-traded REITS and multi-billion dollar traded REITs on an equity base, so we’re looking at, you know, five to seven billion of assets- and it’s a fluid transfer to being able to go from a non-traded, illiquid asset, which is non-correlated, to a traded asset, which has a much lower cost to capital, significant growth potential from a capital standpoint, and still has strong dividends, albeit they are lower because the price has gone up.

John Salustri: Right.

Nicholas Schorsch: So, you have a different investor base, but you’re offering product to a much broader base of people.

John Salustri: Exactly. So, you’re well positioned for a really good 2013.

Nicholas Schorsch: We’re looking forward to 2013 particularly because the non-traded industry is seeing a massive amount of cap- a massive amount of assets looking for liquidity, like Cole II, which has been sold to Spirit, like Cole III, which is talking about potentially listing now, and then other companies, whether it’s Chambers Street or some of the Inland companies, are all looking for liquidity, which is going to be a huge pool of assets that we’re looking to either be involved with or potentially acquire some of.

John Salustri: That’s terrific Nick, and continued good luck to you.

Nicholas Schorsch: Thank you very much.

John Salustri: Thank you so much for your time. And I want to thank you or joining us on GlobeSt.tv.